Exhibit 99.1

China Zenix Auto International Announces

Changes to Its Board of Directors

ZHANGZHOU, China, September 1, 2011 - China Zenix Auto International Limited (NYSE: ZX) (“Zenix Auto” or the “Company”), the largest commercial vehicle wheel manufacturer in China in both the aftermarket and original equipment manufacturer (“OEM”) market by sales volume, today announced the resignation of Mr. Xu Gao from the position as a director of the Company with effect from September 1, 2011 for personal reasons. Concurrently, the Company is pleased to announce the appointment of Mr. Ian Frances Wade as a director of the Company with effect from September 1, 2011.

Mr. Jianhui Lai, Chairman and Chief Executive Officer, stated “We would like to express our appreciation to Mr. Gao for his contribution as a member of the board of directors of Zenix Auto and wish him success in his future endeavors. We are also very excited to have Mr. Wade join our board. As we are expanding globally, we are strengthening our organization with more corporate management veterans with substantial global exposure and proven track records.”

Mr. Wade has over 50 years of corporate management experience. From 2009 to 2010, he served as chief executive officer of China Nepstar Chain Drugstore Limited, a New York Stock Exchange listed company which is the largest drugstore chain in China based on the number of directly operated stores. From 1982 to 2006, Mr. Wade was the group managing director of A.S. Watson Group, or Watson, a wholly owned subsidiary of the international retail and manufacturing arm of Hutchison Whampoa Limited. During his tenure with Watson, he was instrumental in Watson’s geographic expansion, organic growth, acquisition, profitable divestment, brand re-invention, and channel development. Under Mr. Wade’s leadership, Watson grew its retail business from 16 to approximately 7,700 stores with approximately 100,000 employees and over 35 retail and product brands serving approximately 25 million customers a week across over 30 countries. From 2001 to 2006, Mr. Wade was also a member of the board of directors of Priceline.com Inc., a NASDAQ listed company which is a leading global online travel reservation company. Mr. Wade is currently a member of the Board of the Community Chest of Hong Kong and a member of the Hong Kong Red Cross Advisory Committee.

About China Zenix Auto International Limited

China Zenix Auto International Limited is the largest commercial vehicle wheel manufacturer in China in both the aftermarket and OEM market by sales volume. With a large intellectual property portfolio, Zenix Auto offers more than 230 series of tubed steel wheels, tubeless steel wheels, and off-road steel wheels in both the aftermarket and OEM market in China and internationally. Zenix Auto’s customers include group members of a number of large PRC commercial vehicle manufacturers, and it also exports products to over 70 distributors in 30 countries worldwide. With five large, strategically located manufacturing facilities in multiple regions across China, Zenix Auto has an aggregate annual production capacity of approximately 12.5 million units of steel wheels as of December 31, 2010.

For more information, please visit: http://www.zenixauto.com/en.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the quotations from management in this press release and Zenix Auto’s strategic operational plans and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in Zenix Auto’s filings with the U.S. Securities and Exchange Commission, including its final prospectus dated May 11, 2011. Zenix Auto does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact

Investor Contact:

Kevin Theiss

Grayling

Tel: +1-646-284-9409

Email: kevin.theiss@grayling.com

Media Contact:

Ivette Almeida

Grayling

Tel: +1 917-302-9946

Email: Ivette.almeida@grayling.com